Filed by Maxtor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Maxtor Corporation
Commission File No.: 001-16447
     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.
     This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

     Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which were filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
     Filed below is an electronic communication sent by Dr. C.S. Park, Maxtor’s Chairman and Chief Executive Officer, to Maxtor’s employees.

News	Maxtor Corporate Announcement
Maxtor Confidential

To:	All WW Maxtor Employees
From:	C.S. Park, Chairman and Chief Executive Officer
Date:	January 13, 2006

It has been almost two weeks since we returned from our holiday break and I would like to express my appreciation for the professional and positive response that I have seen from Maxtor employees to the announced acquisition by Seagate. I understand that many employees are going through a difficult time adjusting to the news of the transaction and the changes expected after the merger, and I am proud of the way you are conducting yourselves. Our major customers and suppliers have had a similar reaction to the merger announcement.

Over the past weeks, members of my Executive Staff and I, along with many other employees from sales, engineering, materials and procurement, the factories and other departments, have spent a great deal of time with our most significant customers and suppliers to explain the merger. Some of these meetings have been challenging as customers and suppliers work through the uncertainties associated with combining the two companies.

I have been extremely proud of the Maxtor people participating in these meetings. They have represented us in a very professional way and with integrity. Through their efforts, we have been successful in changing initial perceptions of some of our key constituents. We have been able to address customer concerns regarding continuation of service and support. Our suppliers have been able to see how they can continue to serve Maxtor and lay the groundwork for future business with the combined company. These outcomes would not have been possible without the positive efforts of our people, who continue to demonstrate Maxtor’s tradition of commitment to service and pride in doing an excellent job.

It is essential that we work together to achieve all aspects of our 2006 Annual Operating Plan. This includes continued execution on our product roadmap. Regardless of when the transaction is completed, this 2006 plan will not change. Our customers are counting on us to deliver high quality products on a timely basis. This will ensure that the combined company is in the best possible position post closing, which will also assist our employees, customers and suppliers.

We have begun to interact with Seagate on some of the details related to the integration post closing. We have been pleased that we find our counterparts there open to listening to our views and perspectives, and the discussions are proceeding well.

I will continue to email you on a regular basis on concerns regarding our business. For specific questions related to the integration process, please see the Integration Website on MAIN. An updated Q&A will be posted shortly and we will continue to update this regularly as more information becomes available.

Best regards,

C.S. Park